VIA EDGAR

June 18, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re: Xeris Pharmaceuticals, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-225191

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Xeris Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 20, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Joseph Theis at (617) 570-1928. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Joseph Theis, by facsimile to (617) 801-8864.

If you have any questions regarding this request, please contact Joseph Theis of Goodwin Procter LLP at (617) 570-1928.

Sincerely, XERIS PHARMACEUTICALS, INC.

/s/ Paul Edick
Paul Edick President, Chief Executive Officer and Chairman

cc: Barry Deutsch, Chief Financial Officer, Xeris Pharmaceuticals, Inc.

Joseph Theis, Jr., Esq., Goodwin Procter LLP

Mitchell Bloom, Esq., Goodwin Procter LLP